                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K



(Mark one)



              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended December 31, 2001


                                      OR



              [_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________.



Commission file number # 001-04364


                 RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN

                              Ryder System, Inc.
                              3600 N.W. 82 Avenue
                             Miami, Florida 33166

                             REQUIRED INFORMATION
                             --------------------

FINANCIAL STATEMENTS                                                  PAGE NO.
--------------------                                                  -------
..    Independent Auditors' Report                                         2
..    Statements of Financial Position
          December 31, 2001 and 2000                                      3
..    Statements of Income and Changes in Plan Equity
          for the years ended December 31, 2001, 2000 and 1999            4
..    Notes to Financial Statements                                        5

EXHIBITS
--------

..    Exhibit Index                                                       11
..    Independent Auditors' Consent                                       12


                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                             RYDER SYSTEM, INC.
                                             DEFERRED COMPENSATION PLAN


Date: June 27, 2002                          By: /s/ Challis M. Lowe
                                                -------------------------------
                                                  Challis M. Lowe
                                                  Executive Vice President Human
                                                  Resources, Plan Administrator

                         INDEPENDENT AUDITORS' REPORT


The Participants and Administrator
Ryder System, Inc. Deferred Compensation Plan:

We have audited the accompanying statements of financial position of Ryder System, Inc. Deferred Compensation Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2001 and 2000, and the changes in plan equity for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Miami, Florida
June 24, 2002

                 RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
                       STATEMENTS OF FINANCIAL POSITION
                          DECEMBER 31, 2001 AND 2000


                                                    2001             2000
                                                ------------     ------------
                 Assets
                 ------

Receivable from Ryder System, Inc.              $ 16,152,271     $ 16,085,753
                                                ------------     ------------

   Total assets                                 $ 16,152,271     $ 16,085,753
                                                ============     ============

     Liabilities and Plan Equity
     ---------------------------

Plan equity                                     $ 16,152,271     $ 16,085,753
                                                ------------     ------------

   Total liabilities and plan equity            $ 16,152,271     $ 16,085,753
                                                ============     ============

  The accompanying notes are an integral part of these financial statements.

                 RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
                STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                                 2001              2000                 1999
                                                                          --------------      --------------      --------------
Additions to plan equity attributed to:
  Investment income from notional investments:
     Net (depreciation) appreciation in value                             $   (1,522,210)     $   (3,241,485)     $    1,932,166
     Dividends                                                                   336,298           1,202,256           1,028,420
                                                                          --------------      --------------      --------------
      Net investment (loss) income                                            (1,185,912)         (2,039,229)          2,960,586
                                                                          --------------      --------------      --------------

  Contributions to notional investments:
     Employer                                                                    126,523             172,121             154,955
     Employee                                                                  2,967,279           2,856,272           3,565,061
                                                                          --------------      --------------      --------------
      Total contributions                                                      3,093,802           3,028,393           3,720,016
                                                                          --------------      --------------      --------------

      Total additions                                                          1,907,890             989,164           6,680,602
                                                                          --------------      --------------      --------------

Deductions from plan equity:
    Distributions                                                              1,841,372           1,856,165           1,006,657
                                                                          --------------      --------------      --------------

Net increase (decrease) in plan equity                                            66,518            (867,001)          5,673,945

Plan equity at beginning of period                                            16,085,753          16,952,754          11,278,809
                                                                          --------------      --------------      --------------

Plan equity at end of period                                              $   16,152,271      $   16,085,753      $   16,952,754
                                                                          ==============      ==============      ==============

  The accompanying notes are an integral part of these financial statements.

                 RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
                         NOTES TO FINANCIAL STATEMENTS

1.   Description of Plan

     The following description of the Ryder System, Inc. Deferred Compensation Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     General. The Plan was adopted effective January 1, 1997. The Plan is unfunded and is intended to be exempt from the participation, vesting, funding, and fiduciary requirements of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), but is subject to certain reporting and disclosure requirements under ERISA. Further, benefits under the Plan are not guaranteed under Title IV of ERISA. The right of a participant or his designated beneficiary to receive a distribution under the Plan will be an unsecured claim against the general assets of Ryder System, Inc. (the "Company"), and neither the participant nor a designated beneficiary will have any rights in or against any specific assets of the Company.

     Effective July 1, 1997, the Company transferred assets to a grantor trust (the "Trust") solely for the benefit of the Plan participants which may be used to pay all or a portion of the obligations of the Plan and certain other non-qualified benefit plan obligations of the Company. The Trust provides greater assurance that future benefits under the Plan will be paid in the event that a change of control should occur or under other circumstances. However, the right of a participant or his designated beneficiary to receive a distribution under the Plan will be an unsecured claim against the Trust and the general assets of the Company in the event of bankruptcy, and neither the Plan, participant, nor a designated beneficiary will have any rights in or against any specific assets of the Trust or the Company.

     The Plan Administrator is the Ryder System, Inc. Retirement Committee comprised of seven persons appointed by the Ryder System, Inc. Board of Directors. The Plan's trustee and recordkeeper is Fidelity Management Trust Co.

     Eligibility. Participation in the Plan is voluntary. To participate in the Plan, an employee must (i) be designated by a committee appointed by the Board of Directors, (ii) be part of a select group of management or highly compensated employees within the meaning of Sections 201(2), 301(a)(3) and 401 (a)(1) of ERISA, and (iii) be an eligible employee of the Company with tax-deferred contributions or Company matching contributions under the Ryder System, Inc. Savings Plan A or B (the "Savings Plan") limited by reason of limitations imposed by Sections 402(g), 415 or 401(a)(17) of the Internal Revenue Code of 1986 (the "Code"), as amended. Members of the Company's Board of Directors are eligible for participation in the Plan.

     Contributions. Compensation deferral agreements are effective on a Plan year basis, and must be filed before the beginning of a Plan year. Participants may defer up to 100% of compensation less the amount of Savings Plan tax-deferred contributions. Income taxes are deferred on participants' salary reductions and the deferred salary amounts are assumed to be invested ("notional investments") in accordance with investment options selected by each participant. Participants may elect to contribute to any of thirteen notional investment options. Participants may transfer their contributions among funds on a daily basis. The Company contributions are automatically allocated on a notional basis to the Ryder System,

     Inc. Common Stock Fund and will remain there until the participant terminates employment or reaches age 55, whichever comes first. The Company matches 50% of employee contributions up to 4% of compensation (6% if the Company meets its Economic Value Added or EVA goal), offset by any company match recorded during the plan year in the Savings Plans. Plan contributions and match are not tied to participation in the Savings Plan.

     Beginning January 1, 1999, the Company has revised the additional EVA match component so that participants will receive a pro-rata portion of the EVA match based on the portion of the EVA goal attained.

     Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) appreciation which is indexed to the market performance of the participants' elections among the notional investment funds made available under the Plan less administrative expenses, if any. Allocations are based on participant earnings or account balance. Appreciation is allocated daily based on units of notional investment. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. At December 31, 2001, forfeited non-vested accounts available to reduce future employer contributions totaled $22,593. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting. Participants are immediately vested in their contributions and any appreciation thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the appreciation attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, (the earlier of age 65 or the date in which a participant has both attained age 55 and completed at least 10 years of service), a participant becomes fully vested in the Company contributions and the appreciation attributable to such contributions.

     Distributions. Each participant of the Plan elects a method of receipt of distributions from the Plan upon retirement, disability, death or other termination of employment, each an event of separation of employment or a participant can elect a fixed date distribution. Such election indicates that the participant has chosen to receive either: (a) a lump sum on the January 1 immediately following the earliest triggering event of the participant's separation from employment, or (b) a minimum of two, and a maximum of 15 annual installments beginning on the January 1 immediately following the earliest triggering event of the participant's separation from employment, or as soon as administratively practicable thereafter. A participant may request a distribution of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan Administrator must approve the request and the amount withdrawn cannot be subsequently repaid to the Company. Such amounts will be considered distributions to the participant for tax purposes. At anytime, participants may elect to withdraw the entire vested portion of their account less a withdrawal penalty of 10% of such amount. Once payment is made, the participant shall not be eligible to participate in the Plan again.

2.   Summary of Significant Accounting Policies

     Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting.

   Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

   Receivable from Company. The Plan records a receivable from the Company equal to the notional amount of the participants' accounts including company matches. Purchases and sales of notional investments are recorded on a trade-date basis. Dividends on notional investments in Company common stock and mutual funds are recorded on the record date. Interest income on notional investments is recorded on the accrual basis.

   Payment of Benefits.  Benefits are recorded when paid.

   Risk and Uncertainties. The amount of the Plan's receivable from Ryder System, Inc. is based on, among other things, the performance of the notional investments, which consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3. Notional Plan Investment Funds

   Notional Investment Fund A ("Fund A") - Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock. Ownership is measured in units of the fund instead of shares of stock.

   Notional Investment Fund B ("Fund B") - Fund B, the Fidelity Retirement Money Market Portfolio, invests in high quality U.S. dollar-denominated money market instruments of U.S. and foreign issuers.

   Notional Investment Fund C ("Fund C") - Fund C, the Fidelity Equity-Income Fund, normally invests in income-producing equity securities, mainly large cap stocks, but may invest in other types of equity and debt securities. The fund may invest in securities of domestic and foreign issuers.

   Notional Investment Fund D ("Fund D") - Fund D, the Putnam Voyager Fund A, invests primarily in common stocks of both well-known, established companies, as well as smaller, less well-known companies. Investments are diversified across many different types of companies and industries. The fund may also invest in bonds.

   Notional Investment Fund E ("Fund E") - Fund E, the Fidelity Contrafund, invests primarily in common stock of domestic and foreign issuers. The fund may invest in securities of companies that are selling below book value.

   Notional Investment Fund F ("Fund F") - Fund F, the Fidelity Diversified International Fund, normally invests at least 65% of total assets in foreign securities. The fund may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations.

   Notional Investment Fund G ("Fund G") - Fund G, the Fidelity Asset Manager Growth Fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term/money market instruments. The funds more aggressive approach focuses on stocks and will generally aim for the following combination: 70% stocks, 25% bonds, and 5% short-term/money market class.

   Notional Investment Fund H ("Fund H") - Fund H, the Fidelity Asset Manager Fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term/money market instruments. The fund will generally aim for the following combination: 50% stocks, 40% bonds, and 10% short-term/money market class.

   Notional Investment Fund I ("Fund I") - Fund I, the Fidelity Asset Manager Income Fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The fund focuses on bonds and short-term/money market instruments and aims for the following combination: 20% stock, 50% bonds, and 30% short-term/money market class.

   Notional Investment Fund J ("Fund J") - Fund J, the Fidelity U.S. Bond Index Fund, purchases investment-grade securities with maturities of at least one year including U.S. Treasury and U.S. or government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar denominated foreign securities.

   Notional Investment Fund K ("Fund K") - Fund K, the Spartan U.S. Equity Index Fund, invests in the 500 companies that make up the Standard & Poor's 500 Index and in other securities that are based on the value of the index. The fund's manager focuses on duplicating the composition and performance of a specific market index as opposed to a strategy of selecting attractive stocks.

   Notional Investment Fund L ("Fund L") - Fund L, the Fidelity Aggressive Growth Fund, focuses on investment in stocks of medium-sized companies, but may invest substantially in larger or smaller companies. The fund invests in companies that are believed to offer the potential for accelerated earnings or revenue growth.

   Notional Investment Fund M ("Fund M") - Fund M, the Fidelity Growth Company Fund, invests primarily in common stocks of domestic and foreign issuers. The fund invests in companies with earnings or gross sales that indicate the potential for above-average growth.

   The number of participants' accounts in each of the funds at December 31, 2001 and 2000 is as follows:

                                                 2001                2000
                                                 ----                ----
                            Fund A                214                 217
                            Fund B                 81                  82
                            Fund C                103                  81
                            Fund D                144                 137
                            Fund E                123                 117
                            Fund F                 72                  68
                            Fund G                 43                  34

                            Fund H                 20                  10
                            Fund I                 19                  12
                            Fund J                 52                  26
                            Fund K                 83                  71
                            Fund L                127                 124
                            Fund M                108                  94

4. Nonparticipant-directed Notional Investments

   Information about the notional investments and the significant components of the changes in notional investments related to nonparticipant-directed notional investments is as follows:

                                                                   December 31,
                                                      2001            2000                 1999
                                                      ----            ----                 ----
   Notional Investments:
        Ryder System, Inc. Common Stock          $     295,766     $    199,504        $     209,777

                                                 December  31,     December  31,       December  31,
                                                      2001            2000                 1999
                                                 -------------     ------------        -------------
   Changes in Notional Investments:
        Contributions                            $     100,060     $     63,710        $      61,534
        Net appreciation/(depreciation)                 65,417          (63,184)              (6,120)
        Distribution & Other                           (69,215)         (10,799)                   -
                                                 -------------     ------------        -------------
                                                 $      96,262     $    (10,273)       $      55,414
                                                 =============     ============        =============

5. Plan Termination

   While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event the Plan is terminated, distribution of amounts in the participant's account shall be made to the participant on January 1st immediately following a participant's separation from employment. Payment will be made in accordance with the participant's most recent participant election and enrollment form, which is effective at least one year prior to the date of separation of employment. No additional credits of contributions shall be made to the participant's account for periods after termination of the Plan, but the Retirement Committee shall continue to credit gains and losses to the participant's account, until the balance has been fully distributed.

6. Tax Status of the Plan

   A participant generally will not be taxed on the tax-deferred contributions or the Company matching contributions to the Plan, or earnings thereon, allocable to his participant's account until such amounts are distributed to the participant or his beneficiary under the Plan. The value of the participant's account, including any earnings, is deductible by the Company for federal tax purposes in the year in which those amounts become taxable to the participant or his beneficiary.

   Participants or their beneficiaries generally will be taxed, at ordinary income rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. Since the Plan is not qualified under
   Section 401(a) of the Code, distributions from the Plan will not qualify for any of the favorable tax rulings applicable to qualified tax distributions, such as tax-deferred rollovers or five year averaging. On the other hand, distributions from the Plan will not be subject to various excise taxes applicable to qualified plan distributions, such as 10% excise tax on distribution prior to age 59 1/2, or the 15% excise tax on excess benefit payments.

     An employee's tax-deferred contributions to the Plan are subject to federal social security and Medicare taxes and federal unemployment taxes when earned, and Company matching contributions, and any earnings thereon prior to the time such amounts become vested, are subject to those taxes as and when they become vested.

7.   Plan Fees and Expenses

     Although all expenses of administration relating to the Plan may be charged against a participant's account, at the present time, the Company has elected to pay all administrative and marketing expenses.

8.   Subsequent Event

     Beginning May 1, 2002 the investment options offered by the Plan have been expanded to a total of fifteen notional investments. The Fidelity Aggressive Growth Fund and the Fidelity Asset Manager Fund will be eliminated and replaced with the UAM: Rice, Hall, James Small Cap Fund and five new life stage investment options offered by Fidelity Investments.

                                 EXHIBIT INDEX


EXHIBIT                            DESCRIPTION
-------                            -----------

23.1                      Independent Auditors' Consent